SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                          China Energy Recovery, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   16943V206
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                                 (CUSIP Number)

                                 Adam Roseman
                       c/o ARC Investment Partners, LLC
                     9440 S. Santa Monica Blvd., Suite 401
                            Beverly Hills, CA 90210
                                 (310) 402-5901
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   08/18/2008
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 16943V206
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(1) Names of reporting persons.

    Roseman, Adam
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    AF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    United States of America
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        2,281,750

    (8) Shared voting power:
        N/A

    (9) Sole dispositive power:
        2,281,750

    (10) Shared dispositive power:
         N/A

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(11) Aggregate amount beneficially owned by each reporting person.

     2,281,750
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     8.2%
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(14) Type of reporting person (see instructions).

     IN
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Page 2 of 4 Pages

Item 1. Security and Issuer.

           Title and class of securities: Common Stock, par value $0.001 per share

           Issuer: China Energy Recovery, Inc.

           Name and address of the principal executive office of the issuer:
           7F, De Yang Garden, No. 267 Qu Yang Road, Hongkou District, Shanghai 200081, China


Item 2. Identity and Background.

          (a) Name of Reporting Person: Adam Roseman

          (b) Address of Adam Roseman is: c/o ARC Investment Partners, LLC, 9440 S. Santa Monica Blvd., Suite 401, Beverly Hills, CA 90210.

          (c) Adam Roseman is the chief executive officer of ARC Investment Partners, LLC, a private equity firm with an address of 9440 S. Santa Monica Blvd., Suite 401, Beverly Hills, CA 90210.


          (d) Adam Roseman has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Adam Roseman has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Adam Roseman is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

           Adam Roseman does not directly hold any securities in the issuer. Mr. Roseman has voting and dispositive control over 2,281,750 shares of the issuer's common stock currently outstanding or issuable upon conversion or exercise of derivative securities held by each of R.A. Roseman Holdings, LLC, RMK Emerging Markets, LLC, Tapirdo Enterprises, LLC, ARC China, Inc., and ARC Investment Partners, LLC. These companies acquired the securities from time to time between April 13, 2006 and June 23, 2008 for cash or upon exercise of a warrant in a cash-less manner. The source of the funds was cash on hand of the holding entities.

Item 4. Purpose of Transaction.

           Investment and consideration for services rendered to the issuer.

Item 5. Interest in Securities of the Issuer.

          (a) Adam Roseman does not directly hold any securities in the issuer. Mr. Roseman has voting and dispositive control over 2,281,750 shares, approximately 8.2%, of the issuer's common stock currently outstanding or issuable upon conversion or exercise of derivative securities held by the following entities: (a) 680,056 shares of the issuer's common stock held by R.A. Roseman Holdings, LLC over which Mr. Roseman has sole dispositive and voting control as the manager of R.A. Roseman Holdings, LLC, (b) 587,384 shares of the issuer's common stock underlying Series A Convertible Preferred Stock and 293,692 shares of common stock issuable upon exercise of warrants at an exercise price of $2.58 per share held by RMK Emerging Markets, LLC over which Mr. Roseman has dispositive and voting control as the chief executive officer of RMK Emerging Markets, LLC, (c) 46,296 shares of the issuer's common stock underlying Series A Convertible Preferred Stock, 23,148 shares of common stock issuable upon exercise of warrants at an exercise price of $2.58 per share, and 444,772 shares of common stock held by Tapirdo Enterprises, LLC over which Mr. Roseman has sole dispositive and voting control as the manager and sole member of Tapirdo Enterprises, LLC, (d) 195,454 shares of the issuer's common stock held by ARC China, Inc. over which Mr. Roseman has dispositive and voting control as the chief executive officer of ARC China, Inc., and (e) 10,948 shares of the issuer's common stock held by ARC Investment Partners, LLC over which Mr. Roseman has dispositive and voting control as the chief executive officer of ARC Investment Partners, LLC.

          (b) Adam Roseman has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 2,281,750 shares of the Company's common stock.

          (c) Not applicable.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Not applicable.

Item 7. Material to be Filed as Exhibits.

           Not applicable.

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Adam Roseman

Date: 08/28/2008                      /s/ Adam Roseman
                                      Name:  Adam Roseman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages